Exhibit 99.1

Golar LNG Partners LP Announces Public Offering of 3,900,000 Common Units

Golar LNG Partners LP (“Golar Partners” or the “Partnership”) (NASDAQ: GMLP) announced today that it plans to offer 3,900,000 common units representing limited partner interests in a public offering. In addition, Golar LNG Limited (“Golar LNG”) has agreed to purchase directly from Golar Partners in a private placement, $12.4 million of common units, such private placement to close concurrently with the public offering of common units.  The Partnership intends to use the net proceeds from the public offering, the concurrent private placement and the general partner’s contribution to maintain its 2% general partner interest to fund part of the purchase price in connection with its previously announced acquisition of the liquefied natural gas (“LNG”) carrier, the Golar Maria (the “Acquisition”).

If the Acquisition does not close, Golar Partners will use the net proceeds from the public offering, the concurrent private placement and the general partner’s contribution for general partnership purposes.

Golar Partners operates a fleet of LNG carriers and floating storage regasification units, or FSRUs, on long-term contracts and part of its strategy is to expand its operations in the LNG carrier and FSRU sectors, with a focus on long-term contracted assets.

Morgan Stanley and Citigroup are acting as the underwriters in connection with the offering of common units.

When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from the offices of:

Morgan Stanley Attn: Prospectus Department 180 Varick Street, 2nd Floor New York, NY 10014 Email: prospectus@morganstanley.com Telephone: 866-718-1649	Citigroup c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Email: BATProspectusdept@citi.com Telephone: 800-831-9146

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common units will be offered and sold pursuant to an effective registration statement on Form F-3 previously filed with the Securities and Exchange Commission (the “SEC”). This offering may be made only by means of a prospectus supplement and accompanying base prospectus, which will be filed with the SEC.

Hamilton, Bermuda

January 30, 2013

Investor relations enquiries:

Golar Management Limited

Graham Robjohns - + 44 207 824 5530/+ 44 207 063 7900

Stuart Buchanan - + 44 207 063 7900